Exhibit (a)(1)
CENTURY PROPERTIES FUND XIX
c/o Fox Capital Management Corporation
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
November 27, 2006
Dear Limited Partner:
     As you may be aware by now, MPF-NY 2006, LLC, MPF Dewaay Premier Fund, LLC, MPF Blue Ridge Fund I, LLC MPF Senior Note Program I, LP, MPF Flagship Fund 12, LLC, MP Value Fund 6, LLC, MacKenzie Patterson Special Fund 5, LLC, MacKenzie Patterson Special Fund 7, LLC, MPF Special Fund 8, LLC, MPF Dewaay Premier Fund 4, LLC, MPF Dewaay Premier Fund 3, LLC and MPF Flagship Fund 11, LLC (collectively, the “MacKenzie Group”), initiated an unsolicited tender offer to buy up to 15,000 units of limited partnership interest (“Units”) in Century Properties Fund XIX (the “Partnership”) on October 31, 2006.
     The Partnership, through its general partner, Fox Partners II, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The general partner does not express any opinion, and is remaining neutral, with respect to the MacKenzie Group’s offer, because the general partner does not have a reliable indicator of the fair value of the Units. Therefore, the general partner is remaining neutral and does not express any opinion with respect to the MacKenzie Group offer.
     However, we call your attention to the following considerations:
•	The MacKenzie Group offer price is $150.00 per Unit.

•	The MacKenzie Group’s offer to purchase estimates the liquidation value of the Partnership to be $328.00 per Unit. However, the MacKenzie Group is only offering $150.00 per Unit.

•	The $150.00 per Unit offer price will be reduced by the amount of any distributions declared or made between October 31, 2006 and December 1, 2006, which may be further extended.

•	In connection with the refinancing of the mortgage indebtedness encumbering two of the Partnership’s properties, the lenders to the Partnership obtained appraisals of the properties, copies of which have been, or will be, obtained by the Partnership. In an appraisal report dated January 30, 2006 and updated June 6, 2006, an independent appraiser concluded that the market value of Sunrunner/Tamarind Bay Apartments, a 200-unit apartment complex located in St. Petersburg, Florida, was $14,700,000 as of January 20, 2006. In an April 2005 appraisal report, an independent appraiser concluded that the market value of Greenspoint Apartments, a 336–unit apartment complex located in Phoenix, Arizona, was $17,600,000 as of April 2005.

•	The Partnership recently announced plans to redevelop the following properties: Greenspoint Apartments, Wood Lake Apartments, a 220–unit apartment complex located in Atlanta, Georgia and Vinings Peak Apartments, a 280–unit apartment complex located in Atlanta, Georgia. Based on the projected redevelopment budgets, the Partnership estimates that the total cost of these redevelopments (including capitalized operating expenses and lost rents) will be approximately $31,875,000. To the Partnership’s knowledge, none of the properties have undergone major renovations since each was constructed in the early 1980s.
•	Any increase in the MacKenzie Group’s ownership of Units as a result of the MacKenzie Group’s offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the general partner are given an opportunity to consent or object. In addition, as a result of certain voting restrictions placed on certain Units held by an affiliate of AIMCO Properties, the MacKenzie Group could eventually acquire voting control of the Partnership if they acquire more Units than they are offering to purchase in the current offer.

•	AIMCO Properties and its affiliates, which collectively hold approximately 65.78% of the outstanding Units, do not intend to tender any of their Units in the MacKenzie Group’s offer.

•	The MacKenzie Group’s offer is limited to 15,000 Units. If more than 15,000 Units are tendered in the MacKenzie Group’s offer, the MacKenzie Group will accept the Units on a pro rata basis. Therefore, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership.

•	The MacKenzie Group’s offer to purchase provides limited past sale price information with which to compare their offer price.

•	In 2006, the Partnership declared and made a distribution to the limited partners in the amount of $195.92 per Unit. In 2004, the Partnership declared and made a distribution to the limited partners in the amount of $5.92 per Unit.

•	AIMCO Properties, L.P. (collectively with its affiliates “AIMCO Properties”) made a tender offer on February 16, 2005 for the purchase of Units at a purchase price of $300.00 per Unit. The offer was held open through July 20, 2005 with 4,700 Units being acquired.

•	Since 2004, AIMCO Properties has acquired the following Units through direct purchases:

Date	Number of Units	Price Per Unit
2006	95	$300.00
2005	206	$300.00
2004	134	$104.89
•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and The American Partnership Board, which are the only two sources from which we currently have information regarding secondary market sales. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and The American Partnership Board. Set forth below are the high and low sales prices of Units during the years ended December 31, 2006 (through July 31), 2005 and 2004, as reported by Direct Investments Spectrum, an independent, third-

party source. The gross sales prices reported by Direct Investments Spectrum do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by Direct Investments Spectrum is accurate or complete.
o	SALES PRICES OF PARTNERSHIP UNITS, AS REPORTED BY DIRECT INVESTMENTS SPECTRUM

	HIGH	LOW
Year Ended December 31, 2006 (through July 31):	$290.00	$290.00
Year Ended December 31, 2005:	$300.00	$200.00
Year Ended December 31, 2004:	$227.52	$143.00
Set forth below are the high and low sales prices of Units for the years ended December 31, 2005 and 2004, as reported by the American Partnership Board, an independent, third-party source. The American Partnership has not reported any sales for the year ended December 31, 2006 (through October 31). The gross sales prices reported by American Partnership Board do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. We do not know whether the information compiled by the American Partnership Board is accurate or complete.
o	SALES PRICES OF PARTNERSHIP UNITS, AS REPORTED BY THE AMERICAN PARTNERSHIP BOARD

	HIGH	LOW
Year Ended December 31, 2005:	$211.12	$211.12
Year Ended December 31, 2004:	$227.52	$222.00
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.
     To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties under the Internal Revenue Code. The advice contained in this communication was written to support the promotion or marketing of the transaction or matter addressed by the advice. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

     If you need further information about your options, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at PO Box 2347, Greenville, SC 29602.
Sincerely,
Fox Partners II, General Partner
By: Fox Capital Management Corporation, Its
Managing General Partner